EXHIBIT 12.1

WAFERGEN BIO-SYSTEMS, INC.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

	Three
	Months
	Ended
	March 31,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
	(in thousands)

Earnings (losses):
Net loss before provision for income taxes	$(4,529)	$(10,620)	$(8,041)	$(5,958)	$(2,686)	$(1,494)
Add: Fixed charges	82	257	122	236	15	43
Less: Accretion on redeemable convertible preference shares in subsidiary	(66)	(178)	(38)	—	—	—

Adjusted loss	$(4,513)	$(10,541)	$(7,957)	$(5,722)	$(2,671)	$(1,451)

Fixed charges:
Interest expense	$1	$10	$15	$190	$—	$28
Estimate of interest within rental expense	15	69	69	46	15	15
Accretion on redeemable convertible preference shares in subsidiary	66	178	38	—	—	—

Total fixed charges	$82	$257	$122	$236	$15	$43

Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

Deficiency of earnings to fixed charges	$4,595	$10,798	$8,079	$5,958	$2,686	$1,494

(1)      The Company has never generated earnings to cover fixed charges.